SECURITIES AND EXCHANGE COMMISSION
(the Commission)
Washington, D.C.  20549

FORM U-1

APPLICATION/DECLARATION
WITH RESPECT TO CERTAIN TRANSACTIONS
UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 (the Act)

MONTAUP ELECTRIC COMPANY
P.O. Box 2333, Boston, Massachusetts  02107

EASTERN EDISON COMPANY
750 West Center Street, West Bridgewater, Massachusetts  02379

(Name of companies filing this statement and addresses of their principal executive offices)

EASTERN UTILITIES ASSOCIATES

(Name of top registered holding company parent of applicant or declarant)

CLIFFORD J. HEBERT, JR., TREASURER
EASTERN UTILITIES ASSOCIATES
P.O. Box 2333, Boston, Massachusetts  02107

(Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

ARTHUR I. ANDERSON, P.C.
McDermott, Will & Emery
75 State Street
Boston, Massachusetts 02109-1807



DESCRIPTION OF PROPOSED TRANSACTIONS.

A.  Introduction.

Eastern Edison Company ("Eastern Edison") and Montaup Electric Company ("Montaup") each hereby request authorization to redeem or repurchase in one or more transactions, up to $50,000,000 in the case of Eastern Edison and $235,000,000 in the case of Montaup of any combination of debt or classes or series of their respective capital stock held by affiliates in order to reduce their respective total capitalization to an appropriate level for their reduced scale of operations as a result of industry restructuring and Montaup's divestiture of generation assets. For the same purposes, Eastern Edison and Montaup also request authorization to pay dividends out of capital and unearned surplus in the case of Eastern Edison, in the aggregate amount of up to $50,000,000 and, in the case of Montaup in the aggregate amount of up to $30,000,000.

B.  Purchases and Redemptions of Securities.

Montaup proposes to redeem or acquire and retire up to an aggregate amount of $235,000,000 of its outstanding Debenture Bonds, preferred stock or common stock (collectively, the "Montaup Securities") from Eastern Edison from time to time through December 31, 2003. The redemption price for Debenture Bonds will be the principal amount thereof plus accrued interest. The repurchase price for shares of preferred stock and common stock of Montaup will be their original purchase price. All of the Montaup Securities are issued in the name of, and beneficially owned by, Eastern Edison.

Montaup proposes to finance such redemptions and repurchases with (i) the proceeds from the divestiture of its generation assets which are being sold in accordance with applicable orders of the Federal Energy Regulatory Commission, the Massachusetts Department of Telecommunications and Energy and the Rhode Island Public Utilities Commission, (ii) proceeds from a possible securitization financing or conventional financing, (iii) cash flow and (iv) borrowings under other available credit facilities.

Eastern Edison proposes to repurchase and retire, in one or more transactions, up to an aggregate amount of $50,000,000 of its outstanding common stock from Eastern Utilities Associates ("EUA"), from time to time through December 31,
2003.   The repurchase price for shares of common stock will be the original issue price. Eastern Edison currently has outstanding 2,891,357 shares of common stock, all of which are owned by EUA.

Eastern Edison proposes to finance such acquisitions with the proceeds from cash flow and other credit facilities and the proceeds from the redemption and repurchase of the Montaup Securities. The proceeds from the redemption and repurchase of Montaup Securities are initially required to be deposited with the Trustee under the Indenture of First Mortgage and Deed of Trust of Eastern Edison dated as of September 1, 1948 (the "Eastern Indenture"). To the extent that such proceeds are not used to redeem first mortgage bonds issued under the Eastern Indenture, Eastern Edison will obtain their release through the use of available bond credits, as defined in Section 8.03 of the Eastern Indenture (the "Bond Credits"), or by the use of available net additions, as defined in
Section 8.02 of the Eastern Indenture (the "Net Additions").

C.  Payment of Dividends Out of Capital and Unearned Surplus.

In order to reduce their respective capitalizations to an appropriate level in light of industry restructuring and Montaup's generation assets divestiture, it may also become necessary or desirable for Eastern Edison and Montaup to pay dividends out of capital and unearned surplus. Accordingly, Eastern Edison requests authorization to pay dividends up to an aggregate amount of $50,000,000 out of capital and unearned surplus and Montaup requests authorization to pay dividends up to an aggregate amount of $30,000,000 out of capital and unearned surplus.

D.  Conclusion.

Eastern Edison and Montaup desire the authority to engage in the proposed transactions, which are part of a larger series of transactions whereby Eastern Edison will seek to (i) reduce its outstanding indebtedness to an amount that will result in an appropriate debt/equity ratio following Montaup's generation assets divestiture, (ii) eliminate Eastern Edison's preferred stock or reduce the number of shares outstanding through negotiated repurchases or an issuer tender offer, (iii) reduce Montaup's common equity through repurchases from Eastern Edison or dividends, (iv) reduce Eastern Edison's common equity through repurchase from EUA or dividends, and (v) repay short term indebtedness.

FEES, COMMISSIONS AND EXPENSES.

    The estimated fees, commissions and expenses to be paid or incurred directly or indirectly in connection with the proposed transactions will be supplied by amendment.

APPLICABLE STATUTORY PROVISIONS.

Transaction                                     Applicable Sections

Purchases of common stock by                    Section 12(c); Rule 42;
Eastern Edison; redemption of
Montaup Securities by Montaup

Payment of dividends out of                     Section 12(c); Rule 46
capital and unearned surplus by
Eastern Edison or Montaup.



ITEM 4. REGULATORY APPROVAL.

    No State commission nor any Federal commission, other than the Commission, has jurisdiction over any of the proposed transactions.

ITEM 5. PROCEDURE.

(a) It is requested that this declaration be granted and made effective at the earliest convenient date.

(b) It is not considered necessary that there be a recommended decision by a hearing officer or by any other responsible officer of the Commission. The Office of Public Utility Regulation may assist in the preparation of the Commission's decision and it is believed that a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective would not be appropriate.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.
Exhibits (* denotes filed herewith)

Exhibit A-1     Articles of Organization of Eastern Edison, as amended (Exhibit
                1, Registration No. 2-7649; December, 1957, Exhibit A,
                Amendment No. 1 to Form 8-K for June, 1958, Exhibit A,
                Amendment No. 1 to Form 8-K for April, 1959, Exhibits A and B,
                Form 8-K for July, 1961, and Exhibit A, Form 8-K for October,
                1963, File No. 0-8480; Exhibit E to Certificate of
                Notification, File No. 7-5379; Exhibit A, Form 8-K for April,
                1975, File No. 0-8480; Exhibit A-3(a), Form U-1, File No. 70-
                5719, Exhibit A, Form 8-K for September, 1976, and Exhibit 1,
                Form 10-K for 1977, File No. 0-8480; Exhibit A-2(a), Form U-1,
                File No. 70-6217; Exhibit 4 to Form U5S of Eastern Utilities
                Associates for 1978, File No. 1- 5366; Exhibits A-2(a) and A-
                2(b), Form U-1, File No. 70-6365; Exhibit 4, Form 10-K for
                1979, File No. 0-8480; Exhibit C to Certificate of
                Notification, File No. 70-6493; Exhibit A-3, Form U-1, File No.
                70-6773).

Exhibit A-2     By-laws of Eastern Edison, as amended (Exhibit 3-2, Form 10-K for 1980, File No. 0-8480).

Exhibit A-3     Indenture of First Mortgage and Deed of Trust of Eastern Edison
                dated as of September 1, 1948 (Exhibit 4-1, Registration No. 2-
                77468).

Exhibit A-4     First Supplemental Indenture dated as of February 1, 1953 of
                Eastern Edison (Exhibit A, File No. 70-3015).

Exhibit A-5     Second Supplemental Indenture dated as of May 1, 1954 of
                Eastern Edison (Exhibit A-3, File No. 70-3371).

Exhibit A-6     Third Supplemental Indenture dated as of June 1, 1955 of
                Eastern Edison (Exhibit C to Certificate of Notification, File
                No. 70-3371).

Exhibit A-7     Fourth Supplemental Indenture dated as of September 1, 1957 of
                Eastern Edison (Exhibit C to Certificate of Notification, File
                No. 70-3619).

Exhibit A-8     Fifth Supplemental Indenture dated as of April 1, 1959 of
                Eastern Edison (Exhibit D to Certificate of Notification, File
                No. 70-3798).

Exhibit A-9     Sixth Supplemental Indenture dated as of October 1, 1963 of
                Eastern Edison (Exhibit F to Certificate of Notification, File
                No. 70-4164).

Exhibit A-10    Seventh Supplemental Indenture dated as of June 1, 1969 of
                Eastern Edison (Exhibit D, File No. 70-4748).

Exhibit A-11    Eighth Supplemental Indenture dated as of July 1, 1972 of
                Eastern Edison (Exhibit C, File No. 70-5195).

Exhibit A-12    Ninth Supplemental Indenture dated as of September 1, 1973 of
                Eastern Edison (Exhibit C to Certificate of Notification, File
                No. 79-5379).

Exhibit A-13    Tenth Supplemental Indenture dated as of October 1, 1975 of
                Eastern Edison (Exhibit C to Certificate of Notification, File
                No. 70-5719).

Exhibit A-14    Eleventh Supplemental Indenture dated as of January 1, 1979 of
                Eastern Edison (Exhibit 5-24, File No. 2-65785).

Exhibit A-15    Twelfth Supplemental Indenture dated as of October 1, 1980 of
                Eastern Edison (Exhibit F to Certificate of Notification, File
                No. 70-6463).

Exhibit A-16    Thirteenth Supplemental Indenture dated as of July 1, 1981 of
                Eastern Edison (Exhibit C to Certificate of Notification, File
                No. 70-6608).

Exhibit A-17    Fourteenth Supplemental Indenture dated as of June 1, 1982 of
                Eastern Edison (Exhibit 4-15 Registration No. 2-77468).

Exhibit A-18    Fifteenth Supplemental Indenture dated as of May 1, 1983 of
                Eastern Edison (Exhibit F to Certificate of Notification, File
                No. 70-6851).

Exhibit A-19    Sixteenth Supplemental Indenture dated as of September 1, 1984 of Eastern Edison (Exhibit 4-31, Form 10-K of Eastern Utilities
                Associates for 1985, File No. 1-5366).

Exhibit A-20    Seventeenth Supplemental Indenture dated as of July 1, 1986 of
                Eastern Edison (Exhibit F to Certificate of Notification, File
                No. 70-7254).

Exhibit A-21    Eighteenth Supplemental Indenture dated as of November 1, 1987 of Eastern Edison (Exhibit C to Certificate of Notification,
                File No. 70-7373).

Exhibit A-22    Nineteenth Supplemental Indenture dated as of November 1, 1987 of Eastern Edison (Exhibit C to Certificate of Notification,
                File No. 70-7373).

Exhibit A-23    Twentieth Supplemental Indenture of Eastern Edison dated as of
                May 1, 1988 of Edison (Exhibit C to Certificate of
                Notification, File No.  70-7373).

Exhibit A-24    Twenty-First Supplemental Indenture dated as of September 1,
                1988 of Eastern Edison (Exhibit F to Certificate of
                Notification, File No.  70-7511).

Exhibit A-25    Twenty-Second Supplemental Indenture dated as of December 1,
                1990 of Eastern Edison (Exhibit 4-34 Form 10-K of Eastern
                Edison for 1990 File No. 0-8480).

Exhibit A-26    Twenty-Third Supplemental Indenture dated as of July 1, 1992 of
                Eastern Edison (Exhibit 4-24 to Form 10-K of Eastern Edison for the year ended December 31, 1992, File No. 0-8480).

Exhibit A-27    Twenty-Fourth Supplemental Indenture dated as of May 1, 1993 of
                Eastern Edison (Exhibit C-33 to Form U5S of EUA for the year ended December 31, 1993).

Exhibit A-28    Twenty-Fifth Supplemental Indenture dated as of July 1, 1993 of
                Eastern Edison (Exhibit C-34 to Form U5S of EUA for the year ended December 31, 1993).

Exhibit A-29    Twenty-Sixth Supplemental Indenture dated as of September 1,
                1993 of Eastern Edison (Exhibit C-35 to Form U5S of EUA for the year ended December 31, 1993).

Exhibit A-30    Twenty-Seventh Supplemental Indenture dated as of January 1,
                1998 of Eastern Edison (to be filed by amendment).

Exhibit A-31    Form of 8% Debenture Bonds Due 2000 of Montaup (Exhibit 4-10,
                Registration No. 2-41488).

Exhibit A-32    Form of 8-1/4% Debenture Bonds due 2003 of Montaup (Exhibit B-
                3, Form U5S of EUA for year 1973).

Exhibit A-33    Form of 14% Debenture Bonds due 2005 of Montaup (Exhibit 4-11,
                Registration No. 2-55990).

Exhibit A-34    Form of 10% Debenture Bonds due 2008 of Montaup (Exhibit 5-3,
                Registration No. 2-65785).

Exhibit A-35    Form of 16-1/2% Debenture Bonds due 2010 of Montaup (Exhibit 4-
                11, Form 10-K of EUA for 1980, File No. 1-5366).

Exhibit A-36    Form of 12-3/8% Debenture Bonds due 2013 of Montaup (Exhibit 4-
                13, Form 10-K of EUA for 1983, File No. 1-5366).

Exhibit A-37    Form of 10-1/8% Debentures due 2008 of Montaup (Exhibit 4, Form
                10-Q of Eastern Edison for quarter ended September 30, 1983,
                File No.  0-8480).

Exhibit A-38    Form of 9% Debenture Bonds due 2020 of Montaup (Exhibit 4-10,
                Form 10-K of Eastern Edison for the year ended December 31,
                1990, File No. 0-8480).

Exhibit A-39    Form of 9-3/8% Debenture Bonds due 2020 of Montaup (Exhibit 4-
                11 to Form 10-K of Eastern Edison for the year ended December
                31, 1990, File No. 0-8480).

Exhibit A-40    Articles of Incorporation of Montaup.

Exhibit A-41    By-laws of Montaup.

Exhibit F       Opinion of counsel (to be supplied by amendment).

*Exhibit H      Proposed Form of Notice.

Financial Statements.  (Not applicable).

INFORMATION AS TO ENVIRONMENTAL EFFECTS.

       The transactions described in Item 1 do not involve major federal action significantly affecting the quality of the human environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.

SIGNATURES

       Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                        EASTERN EDISON COMPANY
                                        MONTAUP ELECTRIC COMPANY


                                        By /s/ Clifford J. Hebert, Jr.
                                           Clifford J. Hebert, Jr.
                                           Treasurer


DATED:  September 8, 1998